Exhibit 10.1

SERVICE AGREEMENT

REGARDING BUSINESS-SUPPORT CENTRE “BIO-ACCELERATOR”

Between:

1. BIO-VERSNELLER NV, with its registered office at the following address: Karel Oomsstraat 37, 2018 Antwerp with business registration number 0807.734.044, duly represented by AOB Consulting BVBA, a director, permanently represented by Mr Alain Ooms and Mr Thierry Storme, a director;

Hereinafter referred to as the “Service Provider” on the one hand;

And

2. Ablynx NV, with its registered office in 9052 Zwijnaarde at the following address: Technologiepark 21, with business registration number 0475.295.446, duly represented by Mr Edwin Moses and Woconsult bvba with Mr Wim Ottevaere acting as permanent representative, according to the proxy of the Executive Committee of 5 December 2016, attached as Appendix 8.

Hereinafter referred to as the “Recipient”, on the other hand;

The Service Provider and the Recipient hereinafter jointly referred to as the “Parties” or individually as a “Party”;

After having established the following:

On 10 October 2008, the Parties entered into a framework agreement and prepared an accompanying memorandum on commitments in order to make agreements on the conclusion of a service agreement with respect to the Services and Business-Support Centre Bio-Accelerator in 9052 Zwijnaarde, Technologiepark 21 (hereinafter jointly referred to as the “Framework Agreement”).

In implementation thereof, the Parties signed an agreement with respect to Services and Business-Support Centre “Bio-Accelerator” on 18 June 2010 (hereinafter the “Facility Provision Agreement”), and subsequently entered into an agreement with respect to the Framework Agreement and a Facility Provision Agreement (hereinafter the “Supplementary Contract”).

Subsequently, the parties entered into an addendum to the Facility Provision Agreement on 23 July 2010 (hereinafter the “Addendum”).

At present, the parties wish to make arrangements on the termination of the Framework Agreement, the Facility Provision Agreement (with Addendum) and the Supplementary Contract and to enter into a new agreement, which will take effect as from 1 October 2016.

IT IS NOW EXPLICITLY AGREED AS FOLLOWS:

Article 1 – Subject of the Agreement

This agreement Services and Business-Support Centre “Bio-Accelerator” (jointly with its preambles and appendices, forming an integral part thereof, the “Agreement”) has, as its object, to provide an aggregate of inseparable services, which are directly or indirectly related to the Infrastructure (as defined below) of the services and business-support centre “Bio-Accelerator”, located at Technologiepark 21 in Ghent, subdistrict Zwijnaarde, locally known as “De Broecken” and “Hutsepot”, registered in the land registry section B, number 40/C. These services will be provided against a sole flat-rate annual fee, hereinafter the “Annual Fee”, as specified in article 5 of the Agreement.

For the purpose of this Agreement, “Services” shall be understood to include the services, defined below in articles 1.1 and 1.2, and “lnfrastructure” shall be understood to include the infrastructure, described in article 1.1, being several parts of the Bio-Accelerator building, including the aggregate of Units, communal areas, central location, conference rooms, canteen, allocated parking spaces, …

1.1

The services provided against payment of the Annual Fee include the following Services:

•	The provision of the Infrastructure, namely:

•	8 equipped units (nos. 1 to 8 inclusive) and 1 unit still to be surrendered (no. 9 – as soon as it is vacated) in the Bio-Accelerator, as indicated on the plans, attached by way of Appendix 1 (the “Units)”. As will appear from the start-of-lease topographies, as referred to in article 9, these Units are equipped with laboratory tables, office equipment and the necessary utilities for conducting laboratory research. As regards unit 9, the end-of-lease topography, as prepared upon vacation of this unit by the current user, will apply as the start-of-lease topography for the incoming Recipient. Considering the safety requirements and the confidentiality of the results of the laboratory analyses, performed by the Recipient, the Units shall be exclusively used by the Recipient for the full duration of this Agreement. Without prejudice to article 14, external persons shall only have access to the building with the explicit approval of the Recipient.

•	communal areas, such as corridors, sanitary facilities and lifts (but, for the sake of clarity, in any case excluding the equipment rooms).

The Service Provider guarantees that the Recipient will be able to use and operate the Infrastructure for 24 hours a day, including during weekends and on public holidays, for the full term of the agreement.

•

The cleaning of the Infrastructure, general maintenance of the site and its equipment, in order to guarantee the continuity of the Services and the cleanliness of the Infrastructure. The cleaning will take place according to the planning and the specifications, given in Appendix 5. Some specific extra services can be provided and invoiced upon the explicit request of the Recipient. These extra cleanings, upon request of the Recipient, can be provided against payment of an amount, specified in Appendix 3 (which contains the prices and terms for extra Services) for each extra cleaning. In his agreement with the maintenance company (and, in general, with each service provider who will provide Services to the Recipient on behalf of the Service Provider), the Service Provider shall include the provisions, required to guarantee the confidentiality of the Recipient’s data and compliance with safety procedures and fire prevention measures.

•	Each working day during office hours (i.e. from 8.00 a.m. to 5.30 p.m.), a presence of sufficient and adequate staff at the reception desk. This reception service also includes personalised tele-response.

•	The use of the Recipient, together with the other recipients, according to the internal reservation system, of equipped conference rooms that form part of the communal areas. The Recipient is entitled, without owing any extra fee, to use the conference rooms during 1,400 hours a month, as described in Appendix 4. For the calculation of the number of hours used, the hours of the Archimedes room on the 4th floor will not be taken into account. If this allowance is exceeded, the rates, included in Appendix 3, shall apply. Consumption of soft drinks will be charged at the price, as specified in Appendix 3.

•	The use by the Recipient, together with the other recipients, of common office equipment at the central location, namely photocopiers. The Recipient will be entitled to make 4,500 black and white and 4,500 colour copies per month. The Recipient will obtain access to the photocopiers via the badge system. Upon request of the Recipient, the Service Provider will grant authorisations for the use of the photocopiers by members of staff of the Recipient. Each unit used in excess of the allocated units will be charged at an amount that corresponds with the actual extra costs, as specified in Appendix 3. Non-used units during a certain month will be transferred to the next month, on the understanding that the counter will be reset to 0 at the end of December. In other words, the units that have been transferred from one month to another during the preceding year (between 1 January and 31 December) due to non-use will automatically lapse on 31 December of that year.

•	The provision of:

•	a basic ICT infrastructure. This concerns the provision of the cabling and connections for telephone and internet access (20 mbps and evolving according to the most recent technological developments), provision of a patch panel, telephone switchboard, telephone line, 45 telephones per Unit, a spider phone, a screen with video functionality for the Désiré Collen and Herman Van den Berghe conference rooms (not yet available at the effective date but will be arranged within a reasonable period of time) and Wi-Fi in all the conference rooms on the ground floor (hereinafter the “Appliances”).

•	The subscription with the telecom operators will be taken out by the Service Provider. The costs of the phone calls themselves will be charged to the Service Provider on a global invoice, which is broken down for each phone number; these costs will be divided on a monthly basis between the respective Recipients using the Bio-Accelerator, in proportion to their consumption.

lf so desired by the Recipient, the Service Provider will take over the existing phone numbers of the Recipient. These numbers will again become the property of the Recipient upon termination of the Agreement. The phone numbers, taken over by the Service Provider, contain the following series of numbers:

09/262.00.00 - 09/262.00.99

09/262.01.00 - 09/262.01.99

09/331.68.00 - 09/331.68.99

•	an access (badge) system (hereinafter “Systems”), always in accordance with the latest technological developments.

The Service Provider shall ensure the proper functioning of all the Appliances and Systems provided, in the sense that in case of a defective functioning of the Appliances and Systems, the Service Provider will replace or repair them in a timely manner at his own expense. However, if the defective functioning is the fault of the Recipient, of his visitors or employees/appointees, the costs of the repair/replacement will be passed on to the Recipient. If the Service Provider receives a recompense from the telecom operators and/or other suppliers, he will divide this in proportion to the interests of the users concerned.

•	The receipt and the correct sorting of the mail by the reception staff per Recipient.

•	The charges, duties and taxes with respect to the building and the Infrastructure (insurances to be taken out by the Service Provider, property withholding tax, various taxes and fees).

•	The provision of network capacity (at 20 Mbps).

•	The provision of water, gas and electricity, including heating up to a fixed annual allocation:

•	Heating: 50 MWh per year per Unit

•	Water: 50 m3 per year per Unit

•	Electricity: 50 MWh per year per Unit

The consumption of water, gas and electricity which exceeds one third of the fixed annual allocation, will be determined on a four-monthly basis and passed on against cost price, as set out in Appendix 3. Each unit has an individual water and electricity meter, which allows to determine any consumption (except for gas consumption) that exceeds the contractual fixed allocation. Gas consumption will be read off centrally and charged proportionally to the number of Units that have been made available to the Recipient in proportion to the total amount of units used in the Bio-Accelerator, with exception of the gas consumption of the steam boiler, which is read off separately and will be passed on in full to the Recipient. If, during the preceding calendar year, the market prices of gas, electricity, water or network capacity have risen in excess of inflation over the same period by more than 2%, the Service Provider will, as regards the utilities that are offered as a fixed allocation, be entitled to pass on the price rises exceeding inflation to the Recipient and to apply the same price rise to the amount exceeding the fixed allocation.

•	The use, together with the other recipients, of equipped common canteens, according to arrangements, which will be laid down for this purpose by the Service Provider.

The costs and charges, connected with the Services, will be directly settled by the Service Provider and the latter guarantees that neither he nor a third party will exercise recourse (in any manner) against the Recipient (except for the amounts that will be passed on in the context of this Agreement).

In no event shall the Recipient be able to waive some of the aforementioned Services against a price reduction. For the sake of clarity, the foregoing shall not prejudice the legal remedies of the Recipient, in cases where the latter has no access to the Infrastructure or is unable to operate it for reasons imputable to the Service Provider and his employees/appointees.

The technical services (hereinafter, the “Technical Services”), subject of the “operating contract for the operational management, the surveillance, the maintenance, the emergency services and the overall warranty on the technical installations for heating, air conditioning, steam production, ice water production, electricity, ventilation, compressed air, access control, sanitary equipment, fire detection and fire-fighting, BMS, miscellaneous” with COFELY and its appendices dated 25 May 2010 (Operating contract), attached to the present Agreement by way of Appendix 6, will be provided in accordance with this Operating Contract. The Technical Service of air conditioning will also include the air conditioning in the cold chambers and in the freezing rooms, which form part of the Units.

The Service Provider shall ensure that the service provision will at least remain at the same level, as specified in the Operating Contract, and that the response time will always be in conformity with the provisions in the most recent appendices to the Operating Contract. The Recipient will be informed and consulted should the Operating Contract be amended/terminated.

If the defective functionality of the Technical Services is imputable to a fault of the Recipient, his visitors or his employees/appointees, the costs of the repair/replacement will be passed on to the Recipient.

The Service Provider undertakes to swiftly remedy any problems during performance of the aforementioned services, after he was notified by the Recipient by means of a registered letter. If the aforementioned services are not provided in accordance with the aforementioned Operating Contract, the Service Provider will be held to pay a flat-rate indemnity to the Recipient in the amount of €250 per Service and per day (or a part thereof) that the shortcoming continues after expiry of the remedy period, which starts as from the notification, as it is provided in the aforementioned Operating Contract, with a ceiling of €10,000 per event and a global ceiling of €30,000 per year, without prejudice to the Recipient’s right to claim a higher indemnity if he is able to demonstrate a higher actual damage.

The foregoing shall not apply if the defective performance or non-performance cannot reasonably be imputed to the Service Provider (or his employees/appointees).

1.2

The Annual Fee does not include the fees for the following Services, which will be invoiced separately by the Service Provider to the Recipient:

•	Costs of waste removal and the environmental coordinator, who is appointed by the Service Provider (only removal of paper, cardboard, Styrofoam, PMD (Plastic bottles and flasks, Metal packaging and Drink cartons) and residual waste will be organised by the Service Provider; the removal of other types of waste shall be arranged by the Recipient). The Recipient shall bear the costs thereof in proportion to the amount of Units used by the Recipient compared to the total amount of units in the Bio-Accelerator;

•	Costs for security, surveillance and any extra security equipment;

•	Connection costs and subscription costs for specific data and communication services, taken out by the Service Provider upon request of the Recipient, with exclusion of the costs included in the Annual Fee. Agreements with third parties on this subject will be concluded after informing and consulting the Recipient.

•	Maintenance costs of Purified Water Installation and fume hoods, which will be charged in accordance with Appendix 3;

•	The consumption of soft and other drinks, which will be charged in accordance with Appendix 3;

•	The use of underground parking spaces at a rate of €1,331.00 (+ indexing in accordance with the formula, provided for in article 6 of this Agreement) (exclusive of VAT) per parking space per year, where it is agreed that the Recipient, as from the effective date of the Agreement, will be allocated 10 underground personalised parking spaces for each Unit occupied.

Hence, as long as the ninth Unit is not occupied by the Recipient, the Recipient will have 80 underground parking spaces at his disposal.

Additionally, the visitors of the Recipient will be able to make use, on a non-exclusive basis (first come, first served), of the above-ground allocated parking spaces at the front of the Bio-Accelerator.

1.3

Insurance cover

The Annual Fee does not include the costs of the following items, which have to be organised by the Recipient: insurance (including fire insurance) of movable property, brought into the Units by the Recipient, liability of the Recipient (with waiver of recourse against the Service Provider) and other insurance policies that the Recipient wishes to take out.

1.4

New costs

When new costs arise with respect to the service provision in the context of the Bio-Accelerator, the cause of which wasn’t yet known or didn’t yet exist at the moment of conclusion of this Agreement, the Parties shall conduct consultations in good faith in order to decide which Party shall bear these costs. For the sake of clarity, it is herewith specified that no new costs with respect to the Infrastructure can be charged to the Recipient (except for new costs that, on the basis of statutory or regulatory provisions, should be borne by the Recipient and for costs that, in the context of conversions and modifications of the Units, are to be borne by the Recipient, pursuant to article 12 of the Agreement).

Article 2 – Intended use of the Infrastructure

The Units made available are only intended to be used in accordance with article 18, §1, first paragraph of the Value Added Tax Code (Circular no. AOIF 39/2005 (E.T.108.816) of 27 September 2005), i.e. in the context of a complex services performance by a business-support or services centre.

The Units shall exclusively be used as office and work space for activities in the field of biotechnology, as well as a space for services that support companies and/or their staff, or as a production- or storage area.

It is explicitly agreed that, on no account, shall the Units be used for residential purposes or for retail or artisanal activities, as a result of which the present Agreement may fall under the scope of application of the Act of 20 February 1991 on the lease of a principal residence or the Act of 30 April 1951 on commercial rentals.

The Recipient is prohibited to use the Infrastructure for public sales or auctions of any nature whatsoever, or to allow such public sales or auctions.

The parking spaces are solely intended for passenger cars and small vans. It is explicitly prohibited to store goods or to wash or service a vehicle in the parking areas.

The aforementioned intended use of the Units made available is of crucial importance to the Parties, failing which the Service Provider would not have entered into an agreement. For this reason, the intended use cannot be modified by the Recipient, unless with the prior, explicit and written permission of the Service Provider.

Were the Recipient to modify the intended use of the Units without the Service Provider’s permission, the latter will be entitled to request – immediately and without any prior notice being required – the dissolution of the Agreement to the detriment of the Recipient.

Article 3 – Use of the Infrastructure

The furnishing of the Units shall not be substantially modified by the Recipient (for instance, bringing in own furniture or painting the walls is prohibited).

The Recipient undertakes to use the Infrastructure effectively, with due and proper care and undertakes to refrain from activities which may hamper enjoyment of the Services by the other recipients of the Bio-Accelerator, on the understanding that the Recipient will, at all times, have the right to perform his normal activities in the normal way, insofar as these activities are in line with the intended use of the Infrastructure.

The Recipient shall ensure compliance with all statutory and regulatory obligations, requirements, licences, instructions of authorised bodies and authorities, which are relevant to the use of the Units by the Recipient, e.g. the environmental permit(s), any special authorisations related to the Recipient’s activities, the regulations and requirements with respect to fire protection, the General Regulations for Labour Protection (A.R.A.B.), the NBN standards, etc. (as regards the licences, insofar as they have not been applied for by the Service Provider; for instance, the Service Provider has applied for and obtained the environmental permit class 1 on behalf of the Recipient).

Article 4 – Duration of the Agreement

4.1. Duration

This Agreement took effect on 01/10/2016 and is concluded for an indefinite period.

4.2 General cancellation

a. Notice period and compensation for termination

However, each Party is entitled to cancel this Agreement after an initial fixed period of 3 years by means of a registered letter, with observance of a notice period of at least 24 months. For the sake of clarity, it is understood that the notice period can only commence after the fixed period of 3 years.

If the Recipient cancels the agreement, he will be entitled to terminate the Agreement with immediate effect during the current notice period, against payment of a compensation for termination, which is equal to the current Annual Fee applicable, which would still have been payable at that moment if the Recipient would have made use of the entire notice period (being 24 months or more, if such would have been notified by the Recipient).

An example for the purpose of clarification: The Recipient cancels the Agreement on 1 October 2019, whereupon a notice period of 24 months will commence. On 30 September 2020, the Recipient decides to not make use of the entire notice period, but only of 12 months thereof, and to pay a compensation for termination, which will then be calculated as follows: 12 (remaining months) x (the Annual Fee for all Units/12)

b. 1. Reduction of the compensation for termination, payable by the Recipient

The aforementioned compensation for termination, payable by the Recipient under the provisions of this article 4.2.b.1. to 4.2.b.4. will be reduced if the Recipient or the Service Provider introduces one (or more) new user(s), who is/are solvent, meet(s) the criteria and conditions to be a recipient of the services and business-support centre, included in the Agreement and in the long lease for the land on which the services and business-support centre Bio-Accelerator was built and who will occupy the Unit(s) each in their entirety (no partial occupancy of a Unit) within the notice period on terms which, from an overall point of view, are at least equivalent to the conditions of this Agreement (unless the Parties deviate therefrom by mutual agreement) (hereinafter the “New User(s)”).

It is also determined that a new agreement shall be concluded between the New User and the Service Provider. The Recipient will in no way be liable for compliance with the obligations of the New User.

Example of the way in which the compensation for termination will be reduced (building on the example under article 4.2 a.):

If the Recipient introduces a New User for the Units 1 to 7, assuming the latter meets the conditions stipulated and occupies the Units 1 to 7 as from November 2019 (i.e. during the second month after cancellation of the Agreement by the Recipient), without another New User being introduced by the Recipient, whereby New User would occupy the remaining Units 8 and 9 before 30 September, then the compensation for termination, payable by the Recipient under the preceding article, would be calculated as follows:

For the first two months, during which all the Units are vacated: [2 x [(the sum of the Annual Fees for Units 1 to 9)/12]] + for the 22 months during which only the Units 8 and 9 are vacated: [22 x [(Annual Fees for Units 8 and 9)/12]].

If the New User occupies the Unit(s) concerned on terms which, from an overall point of view, are equivalent to the conditions of this Agreement, the only difference being that the annual fee he would pay is lower than the Annual Fee payable by the Recipient under this Agreement, then the aforementioned compensation for termination will also be reduced proportionally, taking account however of the difference compared with the Annual Fee, insofar as this difference is explicitly accepted by the Service Provider prior to occupancy of the Unit(s) concerned.

Example for clarification (building on the example under article 4.2 a.):

If the Recipient introduces a New User for the Units 1 to 6, assuming the latter meets the conditions stipulated and occupies the Units 1 to 6 as from March 2020 (i.e. during the sixth month after cancellation of the Agreement by the Recipient), with the additional difference compared to this Agreement that this New User would only pay 90% of the Annual Fee to the Service Provider during this period for each Unit concerned (where this difference from the Annual Fee per Unit is explicitly accepted by the Service Provider prior to occupancy) and without another New User being introduced by the Recipient, which New User would occupy the remaining Units 7 to 9, then the compensation for termination, payable by the Recipient under the preceding article, would be calculated as follows:

For the first six months, during which all the Units are vacated: 6 x [(the sum of the Annual Fees for Units 1 to 9)/12]] + for the eighteen months during which only Units 7, 8 and 9 are vacated: [18 x [(Annual Fees for Units 7, 8 and 9)/12]] + for the eighteen months occupancy rate of Units 1 to 6 at only 90% of their respective Annual Fee: 18 x [(10% of the respective Annual Fees for Units 1 to 6)/12]].

b.2. If a New Recipient is introduced by the Service Provider, the Recipient will, in any case, be held to pay an introduction fee to the Service Provider, which introduction fee will be equal to 10% of the result of the reduction mechanism, as specified under b.1, and also bear the demonstrated reasonable costs that are specifically incurred for finding and contracting the New User concerned (including the demonstrated reasonable investment cost required to accommodate the New User), insofar as these costs have beforehand been approved in writing by the Recipient (where the Recipient shall not withhold his approval on unreasonable grounds). These costs will be paid by the Recipient to the Service Provider upon the latter’s first request.

b.3. The occupancy by a New User shall not commence earlier than one (1) month after the service of the notice of cancellation and the decision to pay compensation for termination by the Recipient.

b.4. The Service Provider shall lend all his cooperation to the Recipient in order to enable the latter to introduce one or more users.

c. Conditions of Reimbursement

The total amount of the compensation for termination, payable by the Recipient, shall be paid into an escrow account, as specified under d. The result of the reduction in the compensation for termination, as provided in b. above, shall only accrue to the Recipient up to the amounts, which:

•	are effectively paid to the Service Provider (or his legal successor, or the person who receives income on behalf of the Service Provider), however up to a (prorated) amount that cannot be higher than the last Annual Fee, payable by the Recipient (where applicable, indexed in accordance with article 6 of this Agreement at the moment of payment by the third party);

•	by one or more users (under any title whatsoever) of the Unit(s) that were used by the User;

•	who occupies/occupy the Unit(s) during the (remaining) duration of the notice period;

•	regardless as to whether or not this/these user(s) is/are introduced by the Recipient, the Service Provider or a third party;

(jointly the “Conditions of Reimbursement”), where applicable, after deducting 10% in pursuance of article b.2.

d. Escrow

The compensation for termination, payable by the Recipient on the basis of the cancellation of the Agreement, shall, on the date that the Recipient chooses the option of a compensation for termination instead of the notice period, be paid into an escrow account at a prime Belgian bank, to be determined in mutual consultation, opened in the Service Provider’s name under the terms of the Agreement, to be approved beforehand and in writing by the Recipient. The amount in this escrow account shall, in any case, be periodically reduced, as specified below.

In case of 100% vacancy of the Units and/or the non-fulfilment of the Conditions for Reimbursement with respect to the Units at the start of a certain calendar month, 1/[the amount of months of the (remaining) notice period] of the compensation for termination shall be transferred to the Service Provider from the escrow account after expiry of that month.

In case there is no 100% vacancy of the Units and the Conditions for Reimbursement with respect to the Unit(s) have been fulfilled at the start of a certain calendar month, the reduction mechanism, as referred to under b.1 will apply, and the portion of the compensation for termination which corresponds to a (partial) occupancy of the Units, calculated in accordance with b.1 above, where applicable, after deducting 10% in pursuance of article b.2, will be disbursed to the Recipient from the escrow account, and the balance for that month will be disbursed to the Service Provider, after expiry of the month concerned.

Three (3) months after the expiry of the (remaining) duration of the notice period after cancellation of the Agreement, the balance of the escrow account will accrue to the Service Provider. The interest on the escrow account will accrue to the Service Provider and will be disbursed on a yearly basis. The costs for the scheme regarding the escrow account will be divided between the Service Provider and the Recipient.

4.3 Partial cancellation

After an initial fixed period of 3 years has expired, the Recipient will be entitled to unilaterally partially cancel this Agreement at any moment in time, however limited to a maximum of 2 Units per period of 2 years, unless otherwise agreed-upon between the Parties in good faith, the foregoing under the conditions and the terms of the general cancellation (article 4.2).

4.4 Option

The Parties agree that, each time the unit 0 South in Phase 1 of the Bio-Accelerator and the units 0 East and 3 East in Phase 2 of the Bio-Accelerator are vacated, the Service Provider shall firstly and exclusively offer these units to the Recipient by means of a registered letter, on terms relating, amongst other things, to the price, the initial condition (see article 9), the surrender (see article 10), the impact on the bank guarantee (see article 13), which will be laid down at that moment by the Service Provider (hereinafter the “Option”). This Option will be valid for 2 months as from the date of the aforementioned registered letter to the Recipient. The Recipient shall make use of or reject the Option within the period of 2 months as from the date of the registered letter. Failure to make use of the Option shall, in no way, lead to termination of the present Agreement.

Article 5 – Fee

The Annual Fee for the services, referred to under article 1.1 of this Agreement, is fixed at €331,837.00 per Unit for Units 1 to 8 and at €275,424.00 for Unit 9 (amounts to be increased with VAT).

The Annual Fee for the entirety of the Units shall be paid in accordance with the payment table, included in Appendix 7.

It will be invoiced to the Recipient, who will pay the amount due into account number BE64 7330 5394 3952, or, as from the thirtieth day after notification, by means of a registered letter with acknowledgement of receipt, on each other account number, as would be indicated by the Service Provider to the Recipient at a later stage. Any bank charges shall be at the Recipient’s expense.

The cost of the Services, listed in article 1.2 of this Agreement, including the consumption exceeding the annual allocation, will be invoiced on a monthly or a four-monthly basis in accordance with the price, agreed-upon between the Parties, which is, where applicable, specified in Appendix 3.

On no account will the Recipient be entitled to set off the Annual Fee or the fee for additional services with amounts, which the Recipient would be entitled to claim from the Service Provider for any reason whatsoever.

All invoices related to the Annual Fee are payable within the periods, specified in the payment table, which is attached by way of Appendix 7.

All other invoices are payable within 30 days from the date of invoice.

Article 6 – lndexing

The Annual Fee, as provided for in article 5 above, and the parking fee, as specified at the end of article 1.2 above (hereinafter each separately referred to as “Fee”), are linked to the consumer price index (base 2013), which is published on a monthly basis in the Belgisch Staatsblad (The Belgian Bulletin of Acts, Orders and Decrees, BBAOD) by the Ministry of Economic Affairs. Each year, on the anniversary of the effective date of the Agreement (article 4 of the Agreement), the Fee will be proportionally adjusted by operation of law, according to the following formula:

Basic fee x New Index figure = adjusted Fee

Base Index Figure

Where:

•	The Basic Fee is the amount of the Fee, laid down in article 5 or, otherwise, in article 1.2 at the end of the Agreement;

•	The Base Index Figure, the figure of the consumer price index (base 2013), is the figure from the month preceding the month in which the Agreement takes effect (article 4 of the Agreement);

•	The New Index Figure, the figure of the consumer price index (base 2013), is the figure from the month preceding the month prior to the month of the anniversary of the effective date of the Agreement (article 4 of the Agreement).

For this reason, the adjustment of the aforementioned index will automatically and without prior notice lead to a proportional adjustment of the Fee for the year concerned, which, however, can never be lower than the adjusted Fee, applicable on the date of the adjustment.

It is explicitly agreed that the Service Provider can only waive the increases in fee, resulting from the present clause, by means of a written and signed statement.

Were the calculation base of the official consumer price index figure to be modified or the index abolished, then Parties explicitly agree that the amount of the Fee will be linked to the conversion percentages that would be published by the BBAOD or to any system, replacing this index, to be used as the payment basis for the federal civil servants, in which case the adjusted Fee will nonetheless never be lower than the adjusted Fee (to be) lastly paid, which was calculated in accordance with the previous calculation method for the index.

lf, for any reason whatsoever, such a system did not exist, the Service Provider will then be entitled to rely on the increase in the costs for subsistence. Parties shall make all possible efforts to reach an agreement on the use of a replacement formula.

Failing a mutual agreement, the new basis will be determined by a collegiate board of three arbitrators, two of which will be chosen by each of the Parties and the third arbitrator, acting as chairman, will be appointed by the first two arbitrators. If one of the Parties omits to disclose the name of his arbitrator within a month after the other Party has requested to do so, the other Party will be entitled to have an arbitrator appointed by the competent Court of First Instance of the location of the Bio-Accelerator. Each of the Parties will be free to apply this procedure, if an arbitrator would not agree with the choice of the third arbitrator. Each of the Parties shall bear the costs of the activities of his own arbitrator. Any legal costs and costs for the activities of the third arbitrator will be divided between Parties, where each Party shall bear half of the costs, regardless of the content of the arbitration award rendered.

Article 7 – Payments and interest charges

In case of late payment by a Party, the Party in default will be held to pay interest, equal to the statutory interest under the Act of 2 August 2002 on combating late payments in commercial transactions, as from the date on which the Party entitled to payment has held the defaulting Party in default by means of a registered letter with acknowledgement of receipt, until the date of effective payment.

Article 8 – Internal regulations

The Recipient undertakes to comply with the internal regulations, which apply to the real property in which the Infrastructure is located.

The provisions in the internal regulations may, at all times, be amended by the Service Provider or a third party, appointed by the Service Provider, with a view to the proper functioning of the Services and Business-Support Centre, with effect after a month as from the transmission of the registered letter with acknowledgement of receipt by means of which the Recipient can take cognisance of these amendments, and on condition that such amendments don’t have a substantial impact on the accessibility and/or exploitation of the Infrastructure, or impair the use and enjoyment of the Infrastructure by the Recipient to a significant degree or lead to significant costs (or a significant increase in costs) for the use and enjoyment of the Infrastructure by the Recipient. If this would be the case, the internal regulations can only be amended with the explicit, prior and written approval of the Recipient.

Article 9 – Initial condition of the Units (and possibly parts of the Infrastructure which, temporarily, would be made exclusively available to the Recipient)

A contradictory inventory will be made:

a.	as regards Units 1 to 8 (and possibly parts of the Infrastructure which, temporarily, would be made exclusively available to the Recipient), within 60 days of signing this Agreement;

b.	as regards Unit 9, the end-of-lease topography, prepared upon vacation of this unit by the current user will be used as the start-of-lease topography for the incoming Recipient.

This start-of-lease topography will be accompanied by digital and dated pictures of the Unit(s) (and possibly parts of the Infrastructure which, temporarily, would be made exclusively available to the Recipient).

The start-of-lease topography shall contain a detailed list of the movable goods that are the respective property of the Service Provider and the Recipient.

This start-of-lease topography will be prepared by the following surveying firm: Daeninck-Audenaert in Wittemoer 33 – 9940 Evergem Sleidinge, which has been appointed by mutual agreement between the Parties. The fees of the expert will be at the expense of both Parties, where each Party will bear half of the costs.

For the sake of clarity, it is stipulated that this start-of-lease topography will also serve as an addition to the original plans and specifications, which are attached to the Agreement by way of Appendix 1.

If the Units (and possibly parts of the Infrastructure which, temporarily, would be made exclusively available to the Recipient) are subject to conversions and modifications within the meaning of article 12 of this Agreement during the term of this Agreement, an addendum to the aforementioned start-of-lease topography(ies) will be prepared by the expert appointed after the execution of such works, which expert will be remunerated according to the principles set out above, unless the Parties would deviate therefrom in an addendum to the Agreement, which would be prepared in conformity with article 12 of this Agreement.

Article 10 – Surrender – Statement on the condition of the Units (and possibly parts of the Infrastructure which, temporarily, would be made exclusively available to the Recipient) at the moment of termination

Upon termination of this Agreement, for any reason whatsoever, the Recipient shall restore the Units (and possibly parts of the Infrastructure which, temporarily, would be made exclusively available to the Recipient) in the condition in which they were made available to him, possibly after conversion/modification within the meaning of article 12, in accordance with the detailed start-of-lease topography, accompanied by digital and dated pictures, which was prepared in accordance with article 9 of this Agreement, as stipulated above, unless the Parties would have otherwise agreed in addenda to this Agreement, prepared in pursuance of article 12 of the Agreement; however, the Recipient cannot be held liable for wear and tear due to age and normal use or for repairs, referred to in article 11 of the Agreement (except for repairs that are imputable to the actions of the Recipient himself).

Upon termination of the Agreement, an end-of-lease topography of the Units, used by the Recipient, and possibly of other parts of the Infrastructure, which the Recipient would have exclusively used in the context of this Agreement, shall be prepared upon vacation of this unit, ultimately on the last day of the Agreement, after the Recipient has fully vacated the Units. Furthermore, this end-of-lease topography shall also be accompanied by digital and dated pictures.

The Parties agree to commission the surveying agency Daeninck-Audenaert with the preparation of this end-of-lease topography upon vacation (see article 9 of the Agreement). Only in case this agency cannot possibly implement this assignment, the Parties shall designate an expert, ultimately one (1) month prior to termination of the Agreement, by mutual agreement, or failing this, such expert shall be appointed, upon request of either Party, by the competent Court of First Instance. The fees of the expert shall be borne by the Recipient, regardless of the way in which this expert was appointed. The costs of the proceedings, which a Party had to initiate in order to obtain the appointment of an expert, shall be paid according to the decision of the aforementioned court.

The end-of-lease topography, prepared upon vacation of the Units, shall specify, if circumstances warrant it, (i) an estimation of the costs of restoration, taking account of the normal wear and tear due to age and normal use, any force majeure, the repairs that are at the Service Provider’s expense according to article 11 of the Agreement, (ii) the amount of the damage caused by usage (inclusive of VAT), (iii) the time required for the restoration and (iv) the resulting loss of the facility provision fee, calculated as follows: for each month required for the restoration: one/twelfth of the Annual Fee, applicable to the Unit(s) concerned at the moment of termination of the Agreement, where the minimum period is set at one (1) month, whereupon each month started shall count as a full month.

The full amount ((i) to (iv)), which is established by the expert in the end-of-lease topography, prepared upon vacation of the Units, shall be paid by the Recipient to the Service Provider, upon the latter’s first request.

The surrender of the keys, in any form whatsoever, shall never be understood to imply a partial or full discharge.

Article 11 – Maintenance and repairs

The Service Provider will be responsible for the maintenance and repair of the Infrastructure. However, if the costs for maintenance and repairs are imputable to the actions of the Recipient himself (except for the costs due to wear and tear or normal use) or of third parties, visiting the Recipient or supplying the Recipient with goods or services (unless such takes place upon the Service Provider’s request), the latter will be entitled to recover the costs from the Recipient, without prejudice to the waiver of recovery, provided for in article 15.

The Recipient is obliged to immediately notify the Service Provider by means of a registered letter of the necessity of such repairs, which are clearly visible and known to the Recipient, the foregoing on pain of being held liable for the damage and adverse consequences that would result from a late notification.

The maintenance, the repairs and any adjustments to the Infrastructure (for instance, with respect to HVAC) shall take place in mutual consultation with the Recipient, in order to inconvenience the latter as little as possible. The Service Provider shall notify the Recipient in advance of such maintenance and repairs, but the Recipient shall not unreasonably impede a timely implementation thereof.

Article 12 – Conversions and modifications

Without prejudicing the other provisions of this Agreement, the Recipient is not allowed to make any change or modification to the Infrastructure, nor to extend or demolish any part thereof.

Adjustments to the Infrastructure that are imposed by any statutory or regulatory provisions (including provisions regarding safety, hygiene and fire protection), instruction or notification from competent authorities, insurance companies or authorised third bodies, during the term of the Agreement, shall be made by the Service Provider, who will not require the agreement of the Recipient to do so. The adjustments shall be implemented in such a way so as to minimise the impact on the Recipient’s activities.

The cost price of the aforementioned works, including the respective adequate insurance, will only be invoiced to the Recipient insofar as and to the degree that such works are related to the Recipient’s activities, where applicable proportionally (in function of the number of Units used, if the works are related to several users of the Infrastructure.

The Recipient will not be allowed to reverse such works during the term of the Agreement. Such works will not have to be reversed by the Recipient upon termination of the Agreement.

However, the Recipient may request the Service Provider to perform modifications, refurbishments, conversions or building works to the Units, which are necessary or useful for the Recipient’s activities, in mutual consultation with the latter, insofar as the safety, the solidity and the aesthetic value of the Bio-Accelerator would not be compromised by such works. The costs of such conversions and modifications (including the required insurance products) will be invoiced to the Recipient, unless otherwise agreed-upon between the Parties in the addendum, referred to below. The Service

Provider shall take each aforementioned request into consideration, in good faith. In such cases, the Parties shall prepare an addendum to the Agreement, which will contain a description of the proposed alterations, a specification of the costs involved and stating whether or not the Recipient will have the possibility to reverse such works during the term of the Agreement and, in conclusion, specify what should happen with such works if the Agreement is terminated.

Article 13 – Guarantee

In order to guarantee compliance with all the obligations, to be assumed by the Recipient under this agreement, the Recipient shall provide an irrevocable and abstract bank guarantee in the amount of €1.3 million to the Service Provider, upon the latter’s first request, which bank guarantee shall be issued by a recognised Belgian financial institution that is acceptable to the Service Provider.

If, in pursuance of the provisions of this Agreement, the Annual Fee has risen by more than 5% compared to the Annual Fee that formed the basis for determining the amount of the bank guarantee, this bank guarantee will be increased so as to ensure it equals six months of the increased Annual Fee.

The bank guarantee shall take effect as from the effective date of the Agreement (article 4 of the Agreement) and shall remain valid until six months after termination of the present Agreement.

Throughout the Agreement, the Recipient will not be authorised to fully or partially offer or use the aforementioned guarantee as payment for the Annual Fee or any other contractual debts. In case of a contractual shortcoming on the Recipient’s part, the Service Provider shall be entitled to use the aforementioned guarantee to settle all or parts of the Annual Fees that are overdue and to meet other obligations of the Recipient under this Agreement.

The Service Provider undertakes to inform the Recipient of his decision to make use of the bank guarantee.

Article 14 – Visit

The Service Provider may inspect the premises, occupied by the Recipient, after prior notification to the Recipient at least 24 hours in advance.

Ten months prior to the termination of the Agreement, for any reason whatsoever, or if the entire building or part of the building is offered for sale as well as upon cancellation under article 4 of the Agreement, the Recipient shall allow the display/affixing of clearly visible posters. The recipient shall allow candidates, contractors, prospective recipients or prospective buyers to view the Infrastructure on two half-days during the week, from 9.00 a.m. until 11.00 a.m. and from 2.00 p.m. until 4.00 p.m., to be further determined in mutual consultation.

The visitors shall be announced in due time and can only be allowed access to the laboratories with the explicit permission and under supervision of the authorised persons of the Recipient, who will not refuse such permission and supervision on unreasonable grounds.

Article 15 – Insurance cover and waiver of recovery

The Recipient is responsible for taking out an insurance policy for his own goods that he will bring into the Units (and possibly parts of the Infrastructure, which would be exclusively used by the Recipient) and for his liability towards employees/appointees and towards third parties.

For its part, the Service Provider shall insure the total value of the Infrastructure against fire and additional risks (consequential damage), explosion, storm and water damage and lightning strikes; he shall also take out a civil liability insurance. The Service Provider shall ensure that, in the fire insurance policy, the Recipient is designated as a co-insured party.

The disbursements to which the Service Provider is entitled in implementation of the insurance policy, taken out in accordance with the preceding paragraph, will be used by the Service Provider to (a) immediately and urgently take the necessary measures to render the Infrastructure operational again and (b) repair the (parts of the) Infrastructure that were damaged or destroyed by the occurrence of the risk insured.

The Parties mutually waive (and shall ensure that their insurers will also waive) each recovery they may assert against one another, as well as against the owner, the leaseholder, the co-recipients, the transferor, the acquirer, the Recipient, the managers and security guards of the Infrastructure, and against the persons employed by the foregoing persons as well as against their mandatories, on the basis of all the damage they would suffer as a consequence of the risks to be insured, except for the waiver of recovery from the perpetrator of gross negligence or wilful misconduct. Furthermore, the Parties undertake to ensure that each recipient of the Bio-Accelerator, with whom they have an agreement, as well as their insurers, accepts such a waiver, i.e. except for the waiver of recovery from the perpetrator of gross negligence or wilful misconduct.

The Recipient shall ensure that he is insured, on prevailing commercial terms & conditions, for the risks associated with his activities and shall grant the Service Provider, upon his first request, inspection of the policies concerned.

Article 16 – Exemption of liability on the part of the Service Provider

Without prejudice to paragraph 2 of this article, the Recipient accepts that the Service Provider will not be liable for damage done to the Recipient or to visiting third parties, if such damage is caused by the Recipient himself or by third parties, visiting the Recipient or supplying the Recipient with goods or services.

The Service Provider shall be liable for damage done to the Recipient and to visiting third parties, if such damage is caused by third parties, who, upon the Service Provider’s request, conduct inspections, deliver goods or provide services in/on the Units occupied by the Recipient.

If, for reasons beyond the control of the Service Provider (and, in case of Technical Services beyond the control of both the Service Provider and COFELY, his substitutes or employees/appointees) the technical equipment of the Infrastructure should fail, and insofar as the Service Provider (and, in case of Technical Services, both the Service Provider and COFELY, his substitutes or employees/appointees) has exercised due care for its functioning or repair and has ensured the performance of necessary maintenance, as provided in the Operating Contract, the Service Provider will not be liable for any inconvenience or damage resulting therefrom. The Service Provider will be liable towards the Recipient in case of a shortcoming in the performance and/or the supervision of the Technical Services, which is imputable to the Service Provider and/or COFELY.

Only without prejudice to the foregoing can the Service Provider be subject to liability for damage, caused by his own fault, negligence or carelessness or by a fault or negligence of his employees/appointees or by the collapse of the building due to negligent maintenance or caused by a defect in the building.

In case of legal proceedings before any public or private body whatsoever against the Service Provider or in case of a settlement in which the Service Provider is involved due to the Recipient’s fault, the latter undertakes to voluntarily intervene in the dispute or the discussions regarding any settlement and to indemnify the Service Provider for the damage, resulting from the faults of the Recipient (where the Service Provider cannot enter into a settlement without the Recipient’s permission, who shall not refuse such permission on unreasonable grounds).

Article 17 – Dissolution of the Agreement

This Agreement may be dissolved in pursuance of article 1184 of the Civil Code in the case of breach of contract, which is not remediated after 40 calendar days have lapsed as from the receipt of a notice of default, sent by registered mail.

Each Party shall exercise its right to request the dissolution of the Agreement in all reasonableness after due consideration of, on the one hand, the breach of contract and, on the other hand, the adverse effect which would result from the dissolution for the other Party.

In case of bankruptcy or liquidation of one Party, the other Party will be entitled to terminate the Agreement by operation of law by means of a registered letter with acknowledgement of receipt without any notice of default being required.

In the event of termination for breach of contract within the meaning of article 1184 of the Civil Code, bankruptcy or liquidation of the Service Provider, the latter shall be held to pay a flat-rate indemnity to the Recipient, which indemnity will be equal to  1⁄2 of the Annual Fee (indexed) for the entirety of the Units, without prejudice to the Recipient’s right to prove any higher actual damage incurred.

In the event of termination for breach of contract within the meaning of article 1184 of the Civil Code, bankruptcy or liquidation of the Recipient, the latter shall be held to pay a flat-rate indemnity to the Service Provider, which indemnity will be equal to twice (2x) the Annual Fee (indexed) for the entirety of the Units, without prejudice to the Service Provider’s right to prove any higher actual damage incurred, the foregoing without prejudice to the Recipient’s obligation to pay the costs of the additional Services, which are due and payable under the Agreement. 24 months after termination of the Agreement, this indemnity will, where applicable, be set off against the fees, paid to the Service Provider by a new user, who could have taken occupancy of the Units within that period, according to the terms and conditions stipulated in article 4.2. b and c, insofar as the Recipient himself has introduced such a new user for the Units.

Article 18 – Expropriation

In case of expropriation on grounds of public interest, the Agreement will end on the date on which the public authority takes possession of the real property in which (the expropriated part of) the Infrastructure is located.

The indemnity, which the Recipient would be entitled to claim from the expropriating body shall, in no event, give rise to a reduction in the amount of indemnity, accruing to the Service Provider.

The Recipient shall not be entitled to claim any indemnity from the Service Provider.

The Recipient will only be able to assert his rights against the expropriating body.

Article 19 – Environmental regulations and soil remediation

A. Licences and permits

Apart from the Class I environmental permit, as referred to in article 3 of this Agreement, the Recipient himself is obliged to obtain and/or to renew all the licences, permits, etc. required for the use and/or the operation of the Units and the technical installations contained therein, where his intended activities have to be in accordance with the intended use, included in this Agreement, at all times.

The Recipient itself shall bear all the risks and costs related to obtaining and/or renewing all the licences (except for the aforementioned Class I environmental permit), permits, etc. required and cannot assert the failure to obtain and/or to renew these in order to obtain indemnification or to claim premature termination of this Agreement or any other concessions. The Recipient may, where necessary, rely on the assistance of the Service Provider, as stipulated in Appendix 3 point 7, attached to this Agreement.

However, the foregoing will not apply to permits for construction works or installations, which have been installed by or on behalf of the Service Provider.

In connection with the foregoing, the Recipient may nonetheless rely on licences or parts thereof, which would have been applied for and obtained by the Service Provider itself.

It is not allowed to use the Infrastructure for environmentally damaging activities or for any activity that may cause serious nuisance to man and the wider environment, in particular each activity, included in the list of high-risk installations, as laid down in appendix I of the Flemish Government Decree of 14 December 2007 adopting the Flemish regulation on soil remediation and soil protection (“VLAREBO”) or any other relevant provision, unless the Recipient obtained a licence thereto and provided that such use is reasonably in accordance with article 2.

In all other matters, the Recipient undertakes to comply with all the statutory provisions regarding the protection of the environment and to take all the necessary protective measures in order to prevent soil contamination.

The Recipient will only be responsible for the contamination he causes himself and therefore, will not be responsible for contamination that already existed prior to occupancy of the Units (at the effective date of the Facility Provision Agreement), or for contamination that may be caused by the Service Provider or by third parties, including other users of the plot on which the building, containing the Infrastructure, is located. The Service Provider shall indemnify the Recipient for any damage, incurred by the Recipient in this respect.

The Service Provider will be entitled, upon agreement with the Recipient, to conduct all possible surveying operations and, where necessary, take the measures required at the expense of the “liable” recipient(s) of the Bio-Accelerator, insofar as the Service Provider submitted a prior notification to the Recipient and provided that the access and surveying operations cause the least possible disturbance to the normal exercise of the Recipient’s activities.

B. Soil remediation

As article 2, 18° of the Decree of 27 October 2006 on soil remediation and soil protection, which took effect on 1 June 2008, did not include the assignment of rights of use, the vesting of these personal rights of use does not create a soil remediation time.

Article 20 – Date of notifications

All the notifications that take place by means of a registered letter in implementation of this Agreement shall – unless explicitly stipulated otherwise – be deemed to have been submitted three working days as from the date on which the registered letter was handed to the post office, where the date of the acknowledgement of receipt will serve as evidence.

Article 21 – Advertising and signboards

The Recipient will only be allowed to install advertising materials or signboards, of any nature whatsoever, on or in the Infrastructure with the prior permission of the Service Provider, who cannot refuse such permission unless he is able to assert objective and specific reasons that would justify his refusal (including, amongst others, restrictions imposed by the Regulations of the Ardoyen science park or by the titles of rights in rem with respect to the Bio-Accelerator).

For instance, the Service Provider may subject his approval of the advertising materials or signboard(s) to his reasonable requests regarding size, shape, colour, mountings, etc. of the promotional materials.

Furthermore, prior to the installation of the promotional materials, the Recipient will have to demonstrate that he has obtained the relevant permit(s) required. The Recipient will be the sole party responsible for obtaining these permit(s).

Even if the Service Provider has given his permission, the Recipient will only be entitled to (instruct) to install the advertising materials or signboards after he has supplied proof of insurance against accidents or damage involving or due to the advertising materials and/or signboards and of the waiver of each right of recovery against the Service Provider in this regard, by the submittal of the respective insurance policy.

Upon termination of the Agreement, the Recipient is obliged to remove all the advertising materials and signboards and to restore the Infrastructure to its original state.

Article 22 – Election of domicile

The Parties elect domicile at the relevant address, specified in the preamble of this Agreement. Each Party will be entitled to elect domicile at a new address and communicate it to the other Party in the way specified in article 20 of this Agreement.

Article 23 – Applicable law – Jurisdiction

This Agreement shall be governed by Belgian law.

Without prejudice to the possibility of the Service Provider to rely on the abstract bank guarantee, as referred to in article 13 of this Agreement, the Parties, represented by their senior executive(s), shall try to resolve each dispute arising under this Agreement in good faith. Each Party may notify the other Party in writing (service) of each dispute or controversy (the “Service of Dispute Notice”). Within fifteen (15) calendar days as from the service of the Dispute Notice, the receiving Party shall serve a written response (“Response”) upon the other Party. The Dispute Notice and the Response shall at least contain a clarification of the respective positions of the Parties as well as a summary of the arguments in support of such position. Within thirty (30) calendar days as from the service of the Dispute Notice, the senior executives of both Parties will meet one another at a time and location that are acceptable to both Parties and subsequently as many times as they deem reasonably necessary to attempt to resolve the dispute or the controversy. All the negotiations on the basis of this Article 23 are confidential and will be conducted, unless in case a final agreement has been reached, under reservation of all rights and without any acknowledgement prejudicial to the Parties’ interests. If the Parties are unable to resolve the dispute on the basis of this Article 23, paragraph 1, within forty (40) calendar days as from the service of the Dispute Notice, the court, designated in article 23, paragraph 2, will have jurisdiction to adjudicate the dispute.

All the disputes that are related to the validity, interpretation, implementation or termination of this Agreement shall exclusively be submitted to the jurisdiction of the Appellate Courts and the Courts of the judicial district of East-Flanders.

Article 24 – Tax provision

This integral Agreement is, in accordance with Circular no. AOIF 39/2005, subject to VAT.

Article 25 – Confidentiality

The Parties undertake to keep this Agreement and all the personal information communicated by a Party to the other Party in the context of this Agreement strictly confidential and not to disclose it to third parties and/or use it for their own account or business (except in the event of a dispute with a view to defending their own rights).

The Parties shall refrain from making any statements or issuing press releases regarding the subject and/or provisions of this Agreement without the prior permission of the other Party unless (i) such is required under applicable statutory or regulatory provisions or imposed by a public authority or a judicial or administrative body; (ii) such information has become public without any violation of this article. If disclosure of information is required according to (i) above, the Parties shall enter into consultation as to the form, content and timing of such a disclosure.

The confidentiality shall exceed the duration of this Agreement and continue to exist for up to 3 years after termination of the Agreement.

Article 26 – Partial invalidity

If one or more obligations under this Agreement are deemed to be fully or partially invalid, void or unenforceable, it will not have an impact on the other provisions of this Agreement or on other parts of provisions, which will remain binding for the part that is legally permissible. Where relevant, the Parties shall enter into consultation in order to (where applicable, partially) replace the (possibly partially) invalid, void or unenforceable obligation both as to its content and to its purport by a lawful, valid and enforceable obligation, which will, inasmuch as possible, be in line with the legal consequences and the economic balance, which would have arisen by application of the (possibly partially) voided provisions and/or parts of provisions.

Drawn up in Zwijnaarde, on 15 December 2016 in two originals, of which each Party declares to have received a copy.

On behalf of the Service Provider:

/s/ Alain Ooms	/s/ Thierry Storme
AOB CONSULTING BVBA, a director with, as its permanent representative, Mr Alain Ooms	Mr Thierry Storme, director

On behalf of the Recipient:

/s/ Edwin Moses	/s/ Wim Ottevaere
Mr Edwin Moses proxy-holder	Woconsult bvba with, as its the permanent representative, Mr Wim Ottevaere proxy-holder

Appendices

If there is a contradiction between the appendices, referred to below, and the Facility Provision Agreement, the provisions of the Facility Provision Agreement shall prevail.

1.	Plans

2.	/

3.	Prices and terms of additional Services

4.	Description of the Services provided

5.	Planning and specifications regarding the cleaning

6.	Operating Contract of 25 May 2010 with appendices

7.	Payment table

8.	Proxy of 5 December 2016, granted by the executive committee of Ablynx NV to Mr Edwin Moses and Woconsult BVBA with Mr Wim Ottevaere acting as its permanent representative.